BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 28, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 4 to Registration Statement on Form S-1
Filed on September 28, 2017
File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form S-1 ("Amendment No. 4").  The Amendment No. 4 has been revised in accordance with the Commission's comment letter dated May 1, 2017, 2017 ("Comment Letter").

To assist the staff in its review of Registrant's responses, we have provided a copy of Amendment No. 4 "marked to show changes", and our responses below correspond to each comment number in the Comment Letter.

Notice of Change in Attorneys and Accountants

On August 23, 2017, the registrant retained Barnett & Linn as new securities counsel. The termination of Hart & Hart was mutual and there were no adverse or material disagreements between the Registrant and former counsel.

In the Registrant's Amendment No. 3 filed with the Commission on April 13, 2017, the Registrant incorrectly disclosed that it had retained Soles, Heyn & Company as its new auditors.  Although a retainer agreement was negotiated it was never signed by the parties and Soles, Heyn & Company never participated in the preparation, review or any consultations regarding the Registrant's financial statements.

On April 26, 2017, the Registrant retained M & K CPAS, PLLC, Houston, Texas as its new auditors. During our two most recent fiscal years and in the subsequent interim period through June 30, 2017, the Registrant did not consult with M & K CPAS, PLLC regarding the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on its financial statements.

General

1.             In accordance with your comment and pursuant to Rule 8-08 of Reg. S-X, the Registrant has updated it audited financial statement through December 31, 2016 and its unaudited financial statements through the six months ended June 30, 2017. The auditors have also restated the audited financial statements for the year ended December 31, 2015. We have also revised those sections of the S-1 to reflect and be consistent with such updated financial statements.

2.             In accordance with your comment, we have tried to be as clear and concise in our responses to all of the Staff's comments.

Capital Resources and Liquidity, page 20

3.             In accordance with your comment, we have corrected the net cash used in operating activities for the fiscal years ended December 31, 2016 and 2015, respectively, in the Amendment No. 4.

Oasis Park, page 24

4.             In regard to your comment, the share issuances and prices fluctuated in relationship to the market conditions relating to the interest by investors in acquiring the Company's shares and lots. The amounts and numbers were dictated by the demand, which was up and down over the past four years.

In accordance with your comment the Registrant's 2015 year-end financial statements have been restated and reflect, as do the Registrant's 2016 year-end and six-month financial statements, no sales revenue from the transfer of lots as inducement for sales of stock.

5.             In accordance with your comment we have completely revised the table on page 24 and have revised the disclosure in other relevant sections to reflect the losses incurred by the Registrant through June 30, 2017.

Audited Financial Statements

Consolidated Statement of Cash Flows, page F-4

6.             In accordance with your comment, we have revised and restated our December 31, 2015 financial statements and included with our December 31, 2016 and June 30, 2017 Statements of Cash Flows the amounts and corresponding totals that are consistent with the net cash amounts provided by financing activities.

Note 2-Summary of Significant Accounting Policies

Land and cost of Lots, page F-7

7.             In accordance with your comment, we have revised and deleted the references to the cost of land in determining the cost of lots sold. Currently, the Mexican government has not transferred title to own the land, hence we have not capitalized the cost of land in the accompanying financial statements for the years ended December 31, 2016 and 2015, respectively. The total cash proceeds received from the investors for sale of common shares, warrants and, upon approval by the Mexican government, the lots to be transferred, were allocated based upon the relative fair market value of shares, warrants and lots. We considered the guidelines of ASC 970-340-25-13 and included these in determining the relative fair value of the cost of a lot.

8.             In accordance with your comment, we have revised and deleted the references to the cost of land in determining the cost of lots sold.

Note 4 – Prepaid Expense, page F-10

9.             In accordance with your comment, we have revised and deleted the reference to prepaid expense for fee for services provided by Grupo Valcas/Bajas Residents Club, S.A. de C.V., a related party. We retained an independent appraiser to perform a valuation analysis of the Series A Preferred Stock issued on October 1, 2013 at fair value based upon the terms as detailed in Certificate of Designation. The computations were performed using the guidelines established under ASC 820 – Fair Value Measurements and Disclosures (see Valuation Report dated October 1, 2013 attached). Based upon the valuation report, we recorded a fair value of the Series A Preferred Stock at $2,260,496 which was recorded as stock based compensation for the year ended December 31, 2014.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant's responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably.  Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc
cc/ Mr. R. J. Valdes, CEO/President

Valuation Report

D O T Y * S C O T T E N T E R P R I S E S, I N C .

September 13, 2017

Mr. Jason Sunstein
Vice President and Director International Land Alliance, Inc. 1501 India Street, Suite 103109 San Diego, California 92101

Re:	International Land Alliance Series A Preferred Stock Valuatoin as of October 1, 2013

Dear Mr. Sunstein:

This letter serves as DS Enterprises, Inc. ("DSE") analysis and valuation summary report for International Land Alliance, Inc. (herein referenced as "ILA" or the "Company") to value the Series A Preferred Stock (herein referenced as "Series A" or the "Preferred Stock) on October 1, 2013 (the "Date of Valuation").

On October 1 2013 the Company signed an agreement with Grupo Valcas/Baja Residents Club,
S.A. de C.V., an architectural and planning firm controlled by Roberto Jesus Valdes. Pursuant to the agreement, Grupo Valcas provided a conceptual site plan for the Oasis Park project (which will include buildings and lot layouts, final grades for lots, streets and common areas, drainage, locations of buildings on lots, slab or floor elevations, delineation of off-street parking and open space/recreation areas), as well as construction management for common areas and commercial buildings. Grupo Valcas is also be responsible for obtaining all federal, state and municipal permits required for the project .

1 2 7 0 7  H i g h  B l u f f  D r i ve  S u i t e  2 0 0  •  S a n  D i e g o , C A . •  9 2 1 3 0
P h o n e : ( 8 5 8 ) 3 5 0 – 4 2 0 7
w w w . d o t y s c o t t . c o m
Corporate Valuations—SEC Compliance Valuations —M&A Valuations

D O T Y * S C O T T E N T E R P R I S E S, I N C .

For its services, Grupo Valcas was paid $100,000 in cash and was issued 28,000 shares of ILA Series A Preferred Stock. Each Series A preferred share is convertible, at the option of Grupo Valcas, at any time into 100 shares of our common stock. At any time on or before October 1, 2018 the Company may redeem the preferred shares at a price of $100 per share.

We were asked to determine the value of the Preferred Stock so that it could be used to book the compensation expense, assuming the offering price was at fair value.

Fair Value – Series A

The objective of our engagement was to provide recommendations of fair value for the Series A shares issued by the Company as of the Date of Valuation. We understand that the issuance of the Series A will be accounted for by ILA at fair value under Statements of Financial Accounting Standards guidelines (ASC 820 – Fair Value Measurements and Disclosures). Consequently, we understand that the results of our analysis are being used solely for the purpose of assisting Company management in its issuance of the Series A for financial statement reporting purposes.

Based on our analysis, as presented in the accompanying valuation report and summarized in this letter of transmittal, the fair value of the Series A as of the Valuation Date is reasonably represented as follows:

International Land Alliance - Series A Preferred
Date of Valuation: 10/1/2013

Series A Preferred Stock Fair Value:                   2,260,496

The conclusions expressed in this letter are explained in the final valuation report and are subject to the Appraiser Certification and Statement of Assumptions and Limiting Conditions contained therein. Before the value estimate presented in this letter is relied upon, the report should be read and analyzed in its entirety.

1 2 7 0 7  H i g h  B l u f f  D r i ve  S u i t e  2 0 0  •  S a n  D i e g o , C A . •  9 2 1 3 0
P h o n e : ( 8 5 8 ) 3 5 0 – 4 2 0 7
w w w . d o t y s c o t t . c o m
Corporate Valuations—SEC Compliance Valuations —M&A Valuations

D O T Y * S C O T T E N T E R P R I S E S, I N C .

If you have any questions, please call Phil Scott at (858) 350–4207.

Sincerely,

Phil Scott, CFA pscott@dotyscott.com

1 2 7 0 7  H i g h  B l u f f  D r i ve  S u i t e  2 0 0  •  S a n  D i e g o , C A . •  9 2 1 3 0
P h o n e : ( 8 5 8 ) 3 5 0 – 4 2 0 7
w w w . d o t y s c o t t . c o m
Corporate Valuations—SEC Compliance Valuations —M&A Valuations

International Land Alliance – Series A Valuation	9/13/2017

D O T Y  * S C O T T
E N T E R P R I S E S

Financial Advisory Services

International Land Alliance, Inc.

Series A Preferred Stock Valuation Report
As of October 1 , 2013

DSE

International Land Alliance – Series A Valuation	9/13/2017

Table of Contents

I.      Valuation Overview ...................................................................................................................
II.    Valuation    Approach..................................................................................................................
III.   Valuations    Analysis.................................................................................................................
IV.   Work Product Summary..........................................................................................................
Appendices
- Certification and Summ ary Qualifications ................................................Appendix A

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International Land Alliance – Series A Valuation	9/13/2017

I.	Valuation Overview

Executive Summary

Purpose: To assist International Land Alliance, Inc. (herein referenced as "ILA" or the "Company") to account for the issuance of the Series A Preferred Stock (according to the terms of the Cerificate of Designation") on October 1, 2013 ("Valuation Date"). We were asked to determine the fair value of the Preferred Stock, assuming the offering price was at fair value

Company Description: On June 30, 2011, International Land Alliance, SA De CV ("ILA Mexico") was formed as a Mexican corporation. On October 1, 2013 Roberto Jesus Valdez, Jason A. Sunstein and Elizabeth Roemer transferred the Oasis Park and Valle Divino real estate projects to ILA Mexico in exchange for 7,500 shares of ILA Mexico. On October 1, 2013, ILA issued 3,750,000 shares of our common stock to Roberto Jesus Valdez, 3,750,000 shares of our common stock to Jason Sunstein and 1,000,000 shares of ILA common stock to Elizabeth Roemer in exchange for all of the outstanding shares of ILA Mexico. ILA is based in San Diego, California, and incorporated in Wyoming on September 26, 2013. At the time of acquisition of the ILA Mexico (i) the only assets of ILA Mexico were the Oasis Park and Valle Divino real estate projects, and (ii) ILA Mexico did not have any liabilities. On October 1, 2013 Jason Sunstein transferred his 3,750,000 shares to Jason A.Sunstein Family Investments LLC. Jason Sunstein Family Investments, LLC subsequently transferred 250,000 shares of common stock to two unrelated persons. As a result of this transaction, ILA Mexico became our wholly owned subsidiary.

ILA is a residential land development company with target properties located primarily in the Baja California Norte region of Mexico. Their principal activities are purchasing properties, obtaining zoning and other entitlements required to subdivide the properties into residential and commercial building lots, securing financing for the purchase of the lots, improving the properties' infrastructure and amenities, and selling the lots to homebuyers, retirees, investors and commercial developers. ILA offers the option of financing (ie. taking a promissory note from the buyer for all or part of the purchase price) with a guaranteed acceptance on any purchase for every customer.

In addition to the sale of building lots, ILA offers and sell modular home kits which are manufactured by TheirModular, LLC, a company located in Mexicali, Mexico. A modular home kit consist of all material necessary to construct a modular home. They purchase the kits from TheirModular and resell the kits to lot owners wanting to place a modular home on their lot. TheirModular is responsible for the construction of the mobile homes.

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On October 1 2013 the Company signed an agreement with Grupo Valcas/Baja Residents Club, S.A. de C.V., an architectural and planning firm controlled by Roberto Jesus Valdes. Pursuant to the agreement, Grupo Valcas provided a conceptual site plan for the Oasis Park project (which will include buildings and lot layouts, final grades for lots, streets and common areas, drainage, locations of buildings on lots, slab or floor elevations, delineation of off-street parking and open space/recreation areas), as well as construction management for common areas and commercial buildings. Grupo Valcas is also be responsible for obtaining all federal, state and municipal permits required for the project .

For its services, Grupo Valcas was paid $100,000 in cash and was issued 28,000 shares of ILA Series A Preferred Stock. Each Series A preferred share is convertible, at the option of Grupo Valcas, at any time into 100 shares of our common stock. At any time on or before October 1, 2018 the Company may redeem the preferred shares at a price of $100 per share.

Series A Preferred Terms: Each share of Series A Preferred Stock has a face value of $100 and converts at the option of the Holder to 100 common shares of the Company. The Series A Preferred Stock may be redeemed by the Company for a period of five years from the date of issuance at the rate of $100 per share. The shares have no voting rights and do not receive dividends. The Series A Preferred Stock has liquidation preference over the common stock. Based on the contract with Grupo Valcas, 21 shares become redeemable at the option of the Company immediately after the close of a lot sale at the Oasis Park Resort.

Standard of Value:  Fair Value
Premise of Value:    Going Concern

Conclusion: Based on our analysis, as presented in this valuation report, the fair value of the Series A Preferred Stock as of the Valuation Date is reasonably represented as follows:

International Land Alliance - Series A Preferred

Date of Valuation:                           10/1/2013

Series A Preferred Stock Fair Value:                  2,260,496

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International Land Alliance – Series A Valuation	9/13/2017

Description of Assignment
DS Enterprises, Inc. ("DSE", "we" or "us") was asked to perform a valuation analysis of the Series A Preferred Stock issued on October 1, 2013 at fair value. We were asked to determine the value of the Preferred Stock, assuming the offering price was at fair value. The issuance of the Series A Preferred Stock was valued based on the terms as detailed in the Certificate of Designation. In order to complete this valuation, an Option Pricing Model was developed to determine the Series A Preferred fair value utilizing the liquidation value and the recent private placement transactions. From October 2013 thru December 2013 the Company did 2 private placements for a total of 20,000 shares for $5,000 ($0.25 per share).

We understand that our analysis and estimates of value may be used in support of reporting requirements.

Standard of Value

The objective of our engagement was to provide recommendations of fair value for the Series A Preferred Stock issued by the Company as of the Date of Valuation. We understand that the stock issuance by ILA is being accounted for by management under fair value. Consequently, we understand that the results of our analysis are being used solely for the purpose of assisting Company management for financial statement reporting purposes.

For purposes of this report, including any opinions required by ILA, we utilized fair value defined by the Financial Accounting Standards Board ("FASB") in ASC 820 – Fair Value Measurements and Disclosures (herein referenced as "ASC 820") 1. The standard states that:

"Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

To increase consistency, ASC 820 has established a fair value hierarchy to rank the reliability of inputs that reflect assumptions, used as a basis for determining fair value. ASC 820 emphasizes that valuation techniques (income, market, and cost) used to measure the fair value of an asset or liability should maximize the use of observable inputs, that is, inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data

1 Financial Standards Accounting Board ("FASB") Accounting Standards Codification ("ASC") Statement No. 168 –
effective on July 1, 2009

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International Land Alliance – Series A Valuation	9/13/2017

obtained from sources independent of the reporting entity. The ASC 820 accounting standard requires companies use actual market data, when available or models, when unavailable. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available, except when it might not represent fair value at the measurement date. When using models, ASC 820 provides guidance on appropriate valuation techniques and addresses the inherent valuation issue of risk. A fair value measurement should include an adjustment for risk if market participants would include one in pricing the related asset or liability, even if the adjustment is difficult to determine.

Scope/Approach of Valuation
The scope of our engagement included:
1.	Interviewed managemen t of the Company regarding the history and nature of the issuance and other factors deemed relevant to this valuation.
2.	Analyzed the history, na ture, management, and competitive position of the Company, and other factors deemed relevant to this valuation.
3.	Analyzed the financial p erformance of comparable companies and analyzed the economic and industry environment in which they operate to develop and projected volatility assumptions.
4.	Prepared an Option Pric ing model to determine the Equity-linked Enterprise Value.
5.	Preparation of this nar rative report summarizing the methodologies employed in our analysis, the assumptions on which our analysis was based, and our recommendations of value.

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International Land Alliance – Series A Valuation	9/13/2017

Valuation Factors
The value of a company is dependent on many factors, such as the following, which are more fully described in Revenue Ruling 59–60 and ASC 820:
-	The nature of the business and the history of the enterprise from its inception.
-	The financial performance of the company.
-	The earnings and dividend–paying capacity of the company.
-	The assets are undisputable owned.
-	The financial performance and market prices of Company's engaged in the same or a similar line of business.

Valuation Description

To arrive at our conclusion of Fair Value, we performed the following procedures:
1.
Collect/analyze the Company's capital structure as of the Date of Valuation including common and preferred stock, convertible debt, and stock options and warrants. Reviewed and analyzed the various terms of these equity-linked instruments.

2.	Collected and analyz ed historical volatilities from comparable companies within the same targeted industry.
3.	Developed an Equity Allocation using an Option Pricing Model to determine the Fair Value of all Equity-linked instruments based on the private placements transactions being completed at fair value.

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International Land Alliance – Series A Valuation	9/13/2017

II.	Valuation Approach

Valuation Approaches / Methods
The Company is presently an early stage company with limited revenues and assets from its real estate development related businesses.

The valuation applied a Option Pricing Model to determine the Series A Preferred fair value utilizing the liquidation value and the recent private placement transactions. The pricing models are based on managements' estimate of the timing of liquidation events and comparable companies historical volatility as of 10/1/13. The recent private placement transaction data was utilized to value the equity-linked Enterprise Value of the Company at issuance of the Series A. However, there is no market for the Series A or cost data, so direct market and cost approaches are not viable for this engagement.

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International Land Alliance – Series A Valuation	9/13/2017

III.	Valuation

Series A Preferred Stock
In order to fair value the Series A Preferred Stock, the enterprise value of the Company (private) needed to be valued. Assets should be valued based on the appropriate application of the Income, Market, and Cost Approaches. Although all three approaches should be considered in a valuation analysis, the fact pattern surrounding the issuance of the Series A, and availability of data will dictate which approach—or approaches—are ultimately utilized to calculate the value of the asset.

The issuance of the Series A Preferred Stock was issued for future services to be rendered on behalf of the Company. In addition, the value of the Series A shares is obtained through the liquidation of the Company through a future liquidity event (IPO, sale, dissolution, or liquidation). Therefore, the value of the Series A was valued utilizing an Option Pricing Model to simulate the values at various stock prices at a liquidity event. The primary factors impacting the value include: the current enterprise value of the Company, the liquidation priority rights of the Series A shareholders, the timing of future liquidity events, the volatility of the enterprise value, and the discount rate in the options valuations.

Equity-linked Enterprise Value

The first step in this valuation methodology is to determine the equity-linked Enterprise Value prior to the issuance of the Series A Preferred stock. The Company has limited equity linked instruments that need to be considered when determining the equity-linked Enterprise Value. These include the following instruments as of 10/1/13:

10/1/2013
Shares:
Common Stock	8,750,000
Preferred Stock
Series A	28,000

Employee Stock Options	-
Warrants	-
Convertible Notes	-

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International Land Alliance – Series A Valuation	9/13/2017

We utilized an option-pricing method (OPM) to value the equity-linked enterprise value based on the recent private placements with the sale of the common stock. OPM treats common stock and preferred stock as call options on the enterprise's equity value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, a merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the shareholders. Common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined or exercise price.

In the model, the exercise price is based on a comparison with the equity value rather than, as in the case of a "regular" call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the equity at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM has commonly used the Black- Scholes model to price the call option. In an OPM framework, the back solve method for inferring the equity value implied by a recent financing transactions or market prices involves making assumptions for the time to liquidity, volatility, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid.

The OPM considers the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations—upon liquidation of the enterprise. In addition, the method implicitly considers the effect of the liquidation preference as of the future liquidation date, not as of the valuation date.

An advantage of the OPM is that it explicitly recognizes the option-like payoffs of the various share classes utilizing information in the underlying asset (that is, estimated volatility) and the risk-free rate to adjust for risk by adjusting the probabilities of future payoffs. A disadvantage of the OPM is that it considers only a single liquidity event, and thus does not fully capture the characteristics of specific potential future liquidity events (for example, IPO or sale, at various time horizons).

A waterfall analysis was completed for each of the break-points based on the convertible debt conversion rates and various market prices for the issued and outstanding equity-linked instruments as of the Date of Valuation for the Series A stock.

Following the waterfall analysis, a Black-Scholes option pricing model was utilized to value each of the company's equity linked instruments. This model is utilized since each equity-linked instrument is essentially an option on the company's equity value based upon the specific terms of each instrument.

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International Land Alliance – Series A Valuation	9/13/2017

Significant  Assumptions

The most significant assumptions used in the application of the OPM to value the equity-linked Enterprise Value are:

1.	Market Value of Co mmon Stock. The Company is private and does not trade on any market. As of the Date of Valuation the recent transactions stock price was $0.25.

2.
Term and Volatility . We utilized a weighted average remaing life for the term to liquidity (5.00 years) and the historical volatility of 20 comparable companies in the real estate development industry 75.5%.

3.	Risk Free rate. A risk-free rate of 1.42% was used based on the 5 year US treasury yields on the Date of Valuation.

Recommendation of Fair Value

The recommended fair value of the equity-linked Enterprise Value on the Date of Valuation is:

Shares/ Security Units/ Dollars		Common Share Equivalent	Value Per-Share/Unit	Value Per CSE	Total Value To Class
Convertible Notes - Variable Rate	0	- 0.00		0.00	0
Convertible Notes - Fixed Rate	0	- 0.00		0.00	0
Series A Preferred	28,000	2,800,000 80.73		0.81	2,260,496
Common Stock	8,750,000	8,750,000 0.31		0.31	2,727,004
Warrants	-	- 0.00		0.00	-
Employee Stock Options	-	- 0.00		0.00	-
		Market Cap (fully diluted)			4,987,500

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International Land Alliance – Series A Valuation	9/13/2017

Based on our analysis the recommended fair value of the equity-linked Enterprise Value on the Date of Valuation of the Series A Preferred Stock is:

Equity Value as of: 10/1/2013
Fair Value - Enterprise Equity		4,987,500

Shares:		Value to class
Common Stock	8,750,000	2,727,004
Preferred A	28,000	2,260,496
		4,987,500
Implied Value per Share:
Common		0.31
Preferred A		80.73

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International Land Alliance – Series A Valuation	9/13/2017

IV.	Work Product Summary

Work Product Summary
For purposes of this engagement and report, we utilized the fair value standard set forth by the Financial Accounting Standards Board ASC 820 – Fair Value Measurements and Disclosures (formerly ASC 820), defined as the amount at which the liability could be incurred in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The standard of value used in our valuation is Fair Value.

Fair Value is the price, in terms of cash or equivalent, that a buyer could reasonably be expected to pay, and a seller could reasonably be expected to accept, if the business were exposed for sale on the open market for a reasonable period of time, with both buyer and seller being in possession of the pertinent facts and neither being under any compulsion to act.

There are a large number of factors to consider when estimating the intangibles value of any business entity. These factors vary for each valuation depending on the unique circumstances of the business enterprise and general economic conditions that exist at the effective date of the valuation. However, fundamental guidelines of the factors to consider in any valuation have been established. The most commonly used valuation guidelines are derived from the Internal Revenue Service's Revenue Ruling 59–60.

The approaches and methodologies used in our work are limited as referenced herein and did not comprise an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the fair presentation of financial statements or other financial information presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information or other data provided to us by others. We assumed that the financial and other information provided to us was accurate and complete, and we have relied upon this information in performing this engagement.

Our work product was conducted in accordance with the Uniform Standards of Professional Appraisal Practice (herein referenced as "USPAP") as promulgated by The Appraisal Foundation. In accordance with the professional guidelines established by the American Society of Appraisers, (i) we are independent of the Company and none of the DSE Participants or partners who have worked on this engagement has any known or contemplated interest(s) in the Company, (ii) we have no current or contemplated interest in the matters that are the subject of our analysis and (iii) our fee is not subject to or influenced by the results of our analysis or the opinions expressed herein.

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International Land Alliance – Series A Valuation	9/13/2017

Sources of Information

In performing our work, we were provided with information, including but not limited to the following:

1.	ILA SEC Filings;

2.	Series A Certificate of D esignation;

3.	Client information relat ed to the capital structure, convertible debt terms, etc.; and

4.	Management inputs rega rding liquidity events, etc.

To aid us in our analysis of the Company, we consulted a number of publicly available sources of Information, numerous financial publications and databases were consulted including:
1.	Value Line, Capital IQ a nd Bloomberg's Business Statistics;
2.	Business Valuation Reso urces;
3.	Federal Reserve Statistic al Release Resources;
4.	Duff & Phelps' Stocks, B onds, Bills and Inflation Valuation Handbook 2016; and
5.	10 K Wizards Online Re sources.

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International Land Alliance – Series A Valuation	9/13/2017

Statement of Limiting Conditions

The summary of our procedures is intended solely to provide an overview of our approach. For purposes of this engagement and report, we have made no investigation of, and assume no responsibility for, the titles to, or any liens against, the assets of the Company. We assumed there were no hidden or unexpected conditions associated with the Company that would adversely affect value.

This valuation has been prepared pursuant to the following general assumptions and limiting conditions:
1.	Nothing has come to o ur attention to cause us to believe that the facts and data set forth in this Report are not correct.
2.
Provision of valuation recommendations and considerations of the issues described herein are areas of regular valuation practice for which we believe that we have, and hold ourselves out to the public as having, substantial knowledge and experience. The services provided are limited to such knowledge and experience and do not represent audit, advisory or tax–related services that may otherwise be provided by DSE. Notwithstanding this limitation, the advice contained herein was not intended or written by DSE to be used, and cannot be used, by the recipient or any other taxpayer for the purposes of avoiding penalties that may be imposed under the Internal Revenue Code or applicable state or local tax laws.

3.
No investigation of the title to the subject company and subject assets has been made, and the owner's claim to the subject company and subject assets is assumed to be valid. To the extent that DSE's services include any analysis of assets, properties or business interests, DSE assumes no responsibility for matters of legal description or title, and DSE shall be entitled to make the following assumptions: (i) title is good and marketable, (ii) there exist no liens or encumbrances, (iii) there is full compliance with all applicable Federal, state, local and national regulations and laws (including, without limitation, usage, environmental, zoning and similar laws and/or regulations), and (iv) all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any Federal, state, local, or national government, private entity or organization have been or can be obtained or renewed for any use on which DSE services are to be based.

4.
This Report has been p repared solely for the purpose stated, and may not be used for any other purpose. The valuation analyses contained herein are valid only as of the indicated date and for the indicated purpose. Neither this Report nor any portions hereof may be copied or disseminated through advertising, public relations, news, sales, Securities and Exchange Commission disclosure documents or any other public (or private) media without the express prior written approval of DSE.

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International Land Alliance – Series A Valuation	9/13/2017

5.
The recommendations  of fair value contained herein are not intended to represent the values of the subject assets at any time other than the effective date that is specifically stated in this report. Changes in market conditions could result in recommendations of value substantially different than those presented at the stated effective date. We assume no responsibility for changes in market conditions or for the inability of the owner to locate a purchaser of the subject assets at the values stated herein.

6.
No responsibility is as sumed for information furnished by others, including management, and such information is believed to be reliable. We issue no warranty or other form of assurance regarding its accuracy.

7.
In the course of our an alysis, we were provided with written information, oral information, and/or data in electronic form, related to the structure, operation, and financial performance of the subject company and subject assets. We have relied upon this information in our analyses and in the preparation of this Report and have not independently verified its accuracy or completeness.

8.
Certain historical finan cial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of management. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of this data provided and do not express an opinion  or offer any form of assurance regarding its accuracy or completeness.

9.
The estimates of cash f low data included herein are solely for use in the valuation analysis and are not intended for use as forecasts or projections of future operations. We have not performed an examination or compilation of the accompanying cash flow data in accordance with standards prescribed by the American Institute of Certified Public Accountants, and, accordingly, do not express an opinion or offer any form of assurance on the accompanying cash flow data or their underlying assumptions. Furthermore, there will usually be differences between estimated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

10.
We assume no responsi bility for any financial and tax reporting requirements, which are appropriately those of  management. It is our understanding that management accepts responsibility for any financial statement and tax reporting issues with respect to the assets covered by our analysis, and for the ultimate use of our Report.

11.
DSE is not required to furnish additional work or services, or to give testimony, or be in attendance in court with reference to the assets, properties, or business interest in question or to update any report, recommendation, analysis, conclusion or other document relating to its services for any events or circumstances unless arrangements acceptable to DSE have been separately agreed with the Company.

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International Land Alliance – Series A Valuation	9/13/2017

12.
We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests. We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless noncompliance is stated, defined, and considered in the valuation report. We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, private entity, or organization have been or can be obtained or renewed for any use on which the valuation opinions contained in this report are based.

13.
Possession of this valuat ion opinion report, or a copy thereof, does not carry with it the right of publication or distribution to or use by any third party. It may not be used for any purpose by any person other than the party to whom it is addressed without our prior written consent. Use of this analysis by any third party is at the sole risk of that party who agrees to hold DSE harmless from any claims resulting from use by any third party. Access by any third party does not create privity between DSE and any third party.

If you have any questions, please call Phil Scott at (858) 350–4207.

Sincerely,

Phil Scott, CFA
DS Enterprises, Inc.
12707 High Bluff Drive, Suite 200
San Diego, CA 92130
pscott@dotyscott.com

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International Land Alliance – Series A Valuation	9/13/2017

Appendix A

Certification

The undersigned hereby certify that;
1.
The reported analy ses, opinions and conclusions are limited  by the  reported assumptions and limiting conditions, which are our personal, impartial, unbiased professional analyses, opinions and conclusions.

2.
The members of our      engagement team have no direct or indirect financial interest in the property that is the subject of this assignment, nor do they have any direct or indirect personal interest with respect to the property or parties involved in the assignment.

3.
Neither our employm  ent nor our compensation in connection with the report is in any way contingent on the recommendations reached or values estimated, and this report sets forth all of the assumptions and limiting conditions affecting the analysis, values, and recommendations contained herein.

4.
To our best knowled ge and belief, this analysis has been prepared in conformity with, and is subject to, the requirements of the code of professional ethics and standards of professional conduct of the professional appraisal organizations of which we are members.

This report stating the significant assumptions made, the methodologies employed, and the conclusions reached are solely for the information of, and assistance to, the management of the Company, and are not to be referred to or distributed for any other purposes.

If you have any questions, please call Phil Scott at (858) 350–4207.

Sincerely,

Phil Scott, CFA
DS Enterprises, Inc.
pscott@dotyscott.com

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International Land Alliance – Series A Valuation	9/13/2017

Summary Qualifications

Doty/Scott Enterprises, Inc. (DSE) provides independent, unbiased business and professional valuation services. Engagements have included valuations of public and private businesses and related securities, derivative financial instruments, and tangible and intangible assets following requests from auditors, attorneys, executive management, business development Company's, investment bankers and hedge funds. The valuations are required in many contexts including financial reporting, capital budgeting, merger and acquisition transactions, fairness opinions and investment analysis. Our expertise includes the following areas:

-	Fair Market Valuations – FASB ASC 820 – Fair Value Measureme nts and Disclosures (formerly ASC 820)
-	Business / Enterprise Valuations
-	Assets Valuations
-	Equity Incentive Stock Option Valuations – FASB ASC Topic 718 – Stock Compensation and ASC Subtopic 505–50 – Equity–Based Payments to Non–Employees (formerly FAS 123R)
-	Derivative Valuations – FASB ASC 815 – Derivatives and Hedging (formerly FAS 133)
-	Purchase Price Allocations – FASB ASC 805 – Business Combinations (formerly FAS 141)
-	Goodwill Impairment Studies – FASB ASC 350 – Intangibles–Goodwill and Other
(formerly FAS 142)
-	Impairment Studies – FASB ASC 360 – Property, Plant, and Equipment (formerly FAS 144)
-	Fairness / Solvency Opinions
-	Debt, Preferred and Common/Restricted Stock Valuations
-	Net Asset Valuations (Funds, LP's)

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International Land Alliance – Series A Valuation	9/13/2017

Phil Scott, CFA
Principal

Twenty years of financial, valuation, corporate advisory, merger and acquisition and restructuring experience. Mr. Scott is a Chartered Financial Analyst designee.

Education

Charter Financial Analyst, member FAASD since 1999
Master in Business Administration Degree in Finance, Summa Cum Laude, from University of San Diego, San Diego, California
BS Degree from California Institute of Technology, Pasadena, California

Professional Affiliations

Member of the CFA Institute
Member of the National Association of Certified Valuation Analysts

Positions Held

Chief Financial Officer:
Savi Media Group, Inc.
Quest Oil Company
SurgiCare, Inc.
Personal Stamp Exchange, Inc.
The Camden Group, Inc.

Sr. V.P. of Development (M&A):
Heritage Provider Network, Inc.
HealthCare Partners, L.P.

Managing Director (Investment Banking/Valuations):
Doty Scott Enterprises, Inc.
Herrera Partners, L.P.
Focus Enterprises, L.P.

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INTERNATIONAL LAND ALLIANCE, INC.
350 10th Ave., Suite 1000
San Diego, California 9211
Tele: (877) 661-4811

September 28, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:       Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:          International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 4 to Registration Statement on Form S-1
Filed on September 27, 2017
File No.  333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●
Should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Roberto Jesus Valdes
       Roberto Jesus Valdes, President & CEO